UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2017

Double Eagle Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37552	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2121 Avenue of the Stars, Suite 2300

Los Angeles, CA 90067

(Address, including zip code, of principal executive offices)

(310) 209-7280

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On October 4, 2017, Williams Scotsman Holdings Corp. (the “Holdco Acquiror”), a Delaware corporation and wholly owned subsidiary of Double Eagle Acquisition Corp. (the “Company”), entered into an amended and restated commitment letter (the “Amended and Restated Debt Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG, Canada Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and ING Capital LLC (collectively, the “Commitment Parties”), that amends, restates and supersedes that certain debt commitment letter entered into on August 21, 2017 (the “Original Commitment Letter”) in connection with the proposed business combination (the “Business Combination”) between the Company and Williams Scotsman International, Inc. (“Williams Scotsman”), which was previously described on the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2017. No material changes were made in the Amended and Restated Debt Commitment Letter from the Original Commitment Letter other than to add ING Capital LLC as an additional Commitment Party. Pursuant to the Amended and Restated Commitment Letter, the Commitment Parties committed to make available to the Holdco Acquiror in accordance with the terms of the Amended and Restated Debt Commitment Letter, on the Closing Date (as defined in the Amended and Restated Debt Commitment Letter), a senior secured revolving credit facility in the aggregate principal amount of $600 million (the “ABL Facility”) and, to the extent the Holdco Acquiror does not receive $300 million of gross proceeds from the issuance of senior secured notes on the Closing Date, $300 million aggregate principal amount of increasing rate loans (the “Bridge Loans”). The proceeds of the borrowings under the ABL Facility and the Bridge Loans will be used, together with the proceeds of the previously disclosed equity commitment from TDR Capital II Holdings L.P. and the cash in the trust account, to finance the cash consideration and the costs and the expenses of the Business Combination.

Additional Information About the Business Combination

In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on September 6, 2017 (File No. 333-220356), which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about Williams Scotsman, the Company and the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, Vice President, General Counsel and Secretary, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California 90067, Attention: Eli Baker, Vice President, General Counsel and Secretary, at (310) 209-7280. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Williams Scotsman and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Information Concerning Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events. These statements may be preceded by, followed by or include the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Williams Scotsman’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet NASDAQ’s listing standards; costs related to the Business Combination; Williams Scotsman’s ability to manage growth; Williams Scotsman’s ability to execute its business plan; Williams Scotsman’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Williams Scotsman’s products; the success of other competing modular space and portable storage solutions that exist or may become available; Williams Scotsman’s ability to identify and integrate acquisitions; rising costs adversely affecting Williams Scotsman’s profitability; potential litigation involving the Company or Williams Scotsman or the validity or enforceability of Williams Scotsman’s intellectual property; general economic and market conditions impacting demand for Williams Scotsman’s products and services; and such other risks and uncertainties as are discussed in the Company’s Annual Report on 10-K for the fiscal year ended December 31, 2016 under the heading “Risk Factors” and the proxy statement/prospectus to be filed relating to the Business Combination. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither the Company nor Williams Scotsman undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any vote in any jurisdiction in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUBLE EAGLE ACQUISITION CORP.

	By:	/s/ Eli Baker
	Name:	Eli Baker
	Title:	Vice President, General Counsel and Secretary
Date: October 10, 2017